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Exhibit 99.1

Talisman Energy Inc.

Consolidated Financial Ratios

December 31, 2010
(unaudited)

The following financial ratios are provided in connection with the Company's shelf prospectuses filed with Canadian and US securities regulatory authorities and are based on the Company's Consolidated Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12-month period ended December 31, 2010.

Interest coverage (times)

Income[1]	6.08

Income from continuing operations[2]	5.42

1
Net income plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

Net income from continuing operations plus income taxes and interest expense from continuing operations, divided by the sum of interest expense and capitalized interest from continuing operations.

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  Exhibit 99.1